UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX
Holding(s) in Company - dated 01 May 2014

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 01, 2014
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:			The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):			See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached:			29 April 2014
6. Date on which issuer notified:			30 April 2014
7. Threshold(s) that is/are crossed or reached:			Above 6%
8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares (GB0031348658)	978,365,041	978,365,041			985,574,741		6.0132%
ADRs (US06738E2046)	492,375	1,969,500			1,969,768		0.0120%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights				Percentage of voting rights
987,544,509				6.0252%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
See Schedule A
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:
14. Contact name:					Ines Watson, Assistant Company Secretary, Barclays PLC
15. Contact telephone number:					+44 (0)20 71163882

                                                                                                                                                           SCHEDULE A

As of 29 April 2014

                                                                                                                                  Number of            Percent of
                                                                                                                                        Shares          Outstanding

The Capital Group Companies, Inc. ("CG") holdings     987,544,509               6.025%

                            Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                                                67,578,658               0.412%

• Capital International Limited                                                        1,379,775               0.008%

• Capital International Sàrl                                                              1,735,175               0.011%

• Capital International, Inc.                                                                  804,755               0.005%

• Capital Research and Management Company                        916,046,146               5.589%
                    • EuroPacific Growth Fund